================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 25)

                         ------------------------------

                              TELECOM ITALIA S.p.A.
                                (Name of Issuer)

Ordinary Shares of euro 0.55 par value each                     87927W10
       (Title of class of securities)                         (CUSIP number)

                                Dott. Gianni Mion
                             Edizione Holding S.p.A.
                                 Calmaggiore 23
                                  31100 Treviso
                                      Italy
                                 (+39) 0422-5995

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                    December 8, 2004 through January 28, 2005
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                                  (Page 1 of 9)

-----------------------------------------------------------               -----------------------------------------------------
CUSIP No.  87927W10                                         13D
-----------------------------------------------------------               -----------------------------------------------------

-----------------------    ----------------------------------------------------------------------------------------------------
1                          NAME OF REPORTING PERSON                         EDIZIONE HOLDING S.p.A.
                           I.R.S. IDENTIFICATION NO.                        Not Applicable
                           OF ABOVE PERSON
-----------------------    ----------------------------------------------------------------------------------------------------
2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                            (b) [ ]
-----------------------    ----------------------------------------------------------------------------------------------------
3                          SEC USE ONLY
-----------------------    ----------------------------------------------------------------------------------------------------
4                          SOURCE OF FUNDS:                                                  WC
-----------------------    ----------------------------------------------------------------------------------------------------
5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                           PURSUANT TO ITEM 2(d) OR 2(e):                                                       [ ]
-----------------------    ----------------------------------------------------------------------------------------------------
6                          CITIZENSHIP OR PLACE OF ORGANIZATION:                              Italy
-----------------------    ----------------------------------------------------------------------------------------------------
NUMBER OF                  7                       SOLE VOTING POWER:                         0
SHARES
                           ----------------------  ----------------------------------------------------------------------------
BENEFICIALLY               8                       SHARED VOTING POWER:                       1,751,765,823
OWNED BY                                                                                      (See Item 5)
                           ----------------------  ----------------------------------------------------------------------------
EACH                       9                       SOLE DISPOSITIVE POWER:                    0
REPORTING
                           ----------------------  ----------------------------------------------------------------------------
PERSON WITH                10                      SHARED DISPOSITIVE POWER:                  1,751,765,823
                                                                                              (See Item 5)
-----------------------    ----------------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,751,765,823
                                                                                              (See Item 5)
-----------------------    ----------------------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                [ ]
-----------------------    ----------------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                 16.99%
                                                                                                               (See Item 5)
-----------------------    ----------------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON:                              CO


                                    (Page 2)

-------------------------------------------------------------              ----------------------------------------------------
CUSIP No.  87927W10                                           13D
-------------------------------------------------------------              ----------------------------------------------------

------------------------    ---------------------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON                         EDIZIONE FINANCE INTERNATIONAL S.A.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    ---------------------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    ---------------------------------------------------------------------------------------------------
3                           SEC USE ONLY
------------------------    ---------------------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS:                                                  WC
------------------------    ---------------------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                            PURSUANT TO ITEM 2(d) OR 2(e):                                                       [ ]
------------------------    ---------------------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                             Italy
-----------------------    ----------------------------------------------------------------------------------------------------
NUMBER OF                  7                       SOLE VOTING POWER:                         0
SHARES
                           ----------------------  ----------------------------------------------------------------------------
BENEFICIALLY               8                       SHARED VOTING POWER:                       1,751,765,823
OWNED BY                                                                                      (See Item 5)
                           ----------------------  ----------------------------------------------------------------------------
EACH                       9                       SOLE DISPOSITIVE POWER:                    0
REPORTING
                           ----------------------  ----------------------------------------------------------------------------
PERSON WITH                10                      SHARED DISPOSITIVE POWER:                  1,751,765,823
                                                                                              (See Item 5)
-----------------------    ----------------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,751,765,823
                                                                                              (See Item 5)
-----------------------    ----------------------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                [ ]
-----------------------    ----------------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                 16.99%
                                                                                                               (See Item 5)
-----------------------    ----------------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON:                              CO


                                    (Page 3)

-------------------------------------------------------------              ----------------------------------------------------
CUSIP No.  87927W10                                           13D
-------------------------------------------------------------              ----------------------------------------------------

------------------------    ---------------------------------------------------------------------------------------------------
1                           NAME OF REPORTING PERSON                         RAGIONE S.a.p.a. DI GILBERTO BENETTON E C.
                            I.R.S. IDENTIFICATION NO.                        Not Applicable
                            OF ABOVE PERSON
------------------------    ---------------------------------------------------------------------------------------------------
2                           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    ---------------------------------------------------------------------------------------------------
3                           SEC USE ONLY
------------------------    ---------------------------------------------------------------------------------------------------
4                           SOURCE OF FUNDS:                                                  WC
------------------------    ---------------------------------------------------------------------------------------------------
5                           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                            PURSUANT TO ITEM 2(d) OR 2(e):                                                       [ ]
------------------------    ---------------------------------------------------------------------------------------------------
6                           CITIZENSHIP OR PLACE OF ORGANIZATION:                             Italy
-----------------------    ----------------------------------------------------------------------------------------------------
NUMBER OF                  7                       SOLE VOTING POWER:                         0
SHARES
                           ----------------------  ----------------------------------------------------------------------------
BENEFICIALLY               8                       SHARED VOTING POWER:                       1,751,765,823
OWNED BY                                                                                      (See Item 5)
                           ----------------------  ----------------------------------------------------------------------------
EACH                       9                       SOLE DISPOSITIVE POWER:                    0
REPORTING
                           ----------------------  ----------------------------------------------------------------------------
PERSON WITH                10                      SHARED DISPOSITIVE POWER:                  1,751,765,823
                                                                                              (See Item 5)
-----------------------    ----------------------------------------------------------------------------------------------------
11                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:           1,751,765,823
                                                                                              (See Item 5)
-----------------------    ----------------------------------------------------------------------------------------------------
12                         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                [ ]
-----------------------    ----------------------------------------------------------------------------------------------------
13                         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                 16.99%
                                                                                                               (See Item 5)
-----------------------    ----------------------------------------------------------------------------------------------------
14                         TYPE OF REPORTING PERSON:                              CO

                                    (Page 4)

         This Amendment No. 25 amends the Statement on Schedule 13D dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D") filed by Edizione Holding S.p.A., a company incorporated under the laws of the Republic of Italy ("Edizione Holding"), Edizione Finance International S.A., a company incorporated in the Duchy of Luxembourg ("Edizione Finance"), and Ragione S.a.p.a. di Gilberto Benetton e C., a partnership organized under the laws of the Republic of Italy ("Ragione") (Edizione Holding, Edizione Finance and Ragione, are collectively referred to herein as the "Edizione Reporting Persons") with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         This Amendment is being filed by each of the Edizione Reporting Persons. Pirelli, the Purchaser, Edizione Holding, UCI, BCI, and, as discussed in Items 4 and 6 of Amendment No. 10 to the Statement on Schedule 13D, Hopa are members of a group with respect to the Telecom Italia Shares. The Edizione Reporting Persons are making a separate filing on Schedule 13D in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934 and are solely responsible for the information contained in this filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of the Purchaser nominated by Pirelli, UCI, BCI or Hopa has been provided by the nominating person or by such nominee director or officer.

Item 4.  Purpose of Transaction
         ----------------------

         On January 23, 2005, Olimpia announced that it had entered into a forward sale agreement (the "Mediobanca Forward Sale Agreement"), dated as of December 24, 2004, with Mediobanca S.p.A. ("Mediobanca") pursuant to which Olimpia agrees to purchase from Mediobanca certain Telecom Italia Shares for an aggregate purchase price of 'E'410,000,000, subject to the conditions described below in this paragraph. The purchase price per Telecom Italia Share will be determined by reference to the price paid by Mediobanca to acquire such Telecom Italia Shares during the term of the Mediobanca Forward Sale Agreement (subject to minor adjustments to reflect transaction costs that may be incurred by Mediobanca), but will not in any event exceed 'E'3.50. The number of Telecom Italia Shares to be acquired by Olimpia pursuant to the Mediobanca Forward Sale Agreement will be determined by dividing 'E'410,000,000 by the price per Telecom Italia Share determined in accordance with the previous sentence. If the weighted average market price of Telecom Italia Shares exceeds 'E'3.50 for any seven consecutive trading days during the term of the Mediobanca Forward Sale Agreement, then either party may convene a meeting with the other party for the purpose of renegotiating the terms of the purchase and sale of the Telecom Italia Shares. If the parties are unable to reach an agreement within five trading days following the date of such meeting, then Mediobanca may elect to terminate the Mediobanca Forward Sale Agreement. In addition, settlement of the transactions contemplated by the Mediobanca Forward Sale Agreement is conditional upon Olimpia's receipt of a minimum of 'E'410,000,000 of proceeds on or before February 28, 2005 from the capital raising by Olimpia described in Item 4 of Amendment No. 24 to the Statement on
Schedule 13D (the "Olimpia Capital Raising"). If this amount of proceeds is received from the Olimpia Capital Raising on or before

                                    (Page 5)

February 28, 2005, then settlement of the transactions contemplated by the Mediobanca Forward Sale Agreement will occur on a date (which is to be determined by Olimpia) prior to May 31, 2005. However, the Mediobanca Forward Sale Agreement will terminate if the proceeds received from the Olimpia Capital Raising on or before February 28, 2005 do not equal or exceed 'E'410,000,000 unless Olimpia elects to (i) proceed with the purchase of Telecom Italia Shares contemplated thereby or (ii) arrange for a third party to purchase the Telecom Italia Shares on the terms set forth above. If the Mediobanca Forward Sale Agreement is terminated for the reason described in the previous sentence, Olimpia will be required to pay to Mediobanca a termination fee. A copy of an English translation of the Mediobanca Forward Sale Agreement is filed as Exhibit 52.

         Also on January 23, 2005, Olimpia announced that it had entered into a forward sale agreement (the "JPMorgan Forward Sale Agreement"), dated as of December 8, 2004, with JPMorgan Chase Bank NA ("JPMorgan") pursuant to which Olimpia agrees to purchase from JPMorgan Chase Bank 424,130,480 convertible bonds issued by Telecom Italia (the "Forward Sale Agreement Bonds") for an aggregate purchase price equal to the sum of (x) 625,000,000 euro (the "Bonds Purchase Price") and (y) an amount equal to the total interest accrued on the Forward Sale Agreement Bonds (as reported on page BXT of the Bloomberg reporting system) during the period from January 1, 2005 until the settlement date of the transactions contemplated by the JPMorgan Forward Sale Agreement (the "Accrued Interest Amount"). The Forward Sale Agreement Bonds are freely convertible into an aggregate of 200,000,000 Telecom Italia Shares. Settlement of the transactions contemplated by the JPMorgan Forward Sale Agreement is conditional upon Olimpia's receipt of a minimum of 'E'630,000,000 of proceeds on or before February 28, 2005 from the Olimpia Capital Raising, and will take place within five days of such occurrence. If the proceeds received from the Olimpia Capital Raising on or before February 28, 2005 do not equal or exceed 'E'630,000,000, then Olimpia will not be required to proceed with the purchase of the Forward Sale Agreement Bonds. However, if Olimpia elects not to proceed with the transaction, then it will be required to arrange for a third party to purchase the Forward Sale Agreement Bonds with a settlement date of no later than March 15, 2005, and otherwise on the terms set forth above. If Olimpia is unable to arrange for a third party to purchase the Forward Sale Agreement Bonds on such terms, then Olimpia will be required to pay to JPMorgan a termination fee. A copy of an English translation of the JPMorgan Forward Sale Agreement is filed as Exhibit 53.

         A copy of a press release issued by Olimpia on January 23, 2005 concerning the Mediobanca Forward Sale Agreement and the JPMorgan Forward Sale Agreement is filed as Exhibit 54.

         On January 27, 2005, Olimpia entered into a forward sale agreement (the "Caboto Forward Sale Agreement") with Banca Caboto S.p.A. ("Caboto") pursuant to which Olimpia agrees to purchase from Caboto certain Telecom Italia Shares for an aggregate purchase price of 'E'400,000,000, subject to the conditions described below in this paragraph. The purchase price per Telecom Italia Share will be determined by

                                    (Page 6)
reference to the price paid by Caboto to acquire such Telecom Italia Shares during the term of the Caboto Forward Sale Agreement (subject to minor adjustments to reflect transaction costs that may be incurred by Caboto), but will not in any event exceed 'E'3.50. The number of Telecom Italia Shares to be acquired by Olimpia pursuant to the Caboto Forward Sale Agreement will be determined by dividing 'E'400,000,000 by the price per Telecom Italia Share determined in accordance with the previous sentence. If the weighted average market price of Telecom Italia Shares exceeds 'E'3.50 for any seven consecutive trading days during the term of the Caboto Forward Sale Agreement, then either party may convene a meeting with the other party for the purpose of renegotiating the terms of the purchase and sale of the Telecom Italia Shares. If the parties are unable to reach an agreement within five business days following the date of such meeting, then Caboto may elect to terminate the Caboto Forward Sale Agreement. In addition, settlement of the transactions contemplated by the Caboto Forward Sale Agreement is conditional upon Olimpia's receipt of a minimum of 'E'400,000,000 of proceeds from the Olimpia Capital Raising on or before February 28, 2005. If the proceeds received From the Olimpia Capital Raising on or before February 28, 2005 equal or exceed 'E'400,000,000, then settlement of the transactions contemplated by the Caboto Forward Sale Agreement will occur on a date (which is to be determined by Olimpia) prior to May 31, 2005. However, the Caboto Forward Sale Agreement will terminate if the proceeds received from the Olimpia Capital Raising on or before February 28, 2005 do not equal or exceed 'E'400,000,000 unless Olimpia elects to
(i) proceed with the purchase of the Telecom Italia Shares contemplated thereby or (ii) arrange for a third party to purchase the Telecom Italia Shares on the terms set forth above. If the Caboto Forward Sale Agreement is terminated for the reason described in the previous sentence, then Olimpia will be required to pay to Caboto a termination fee. A copy of an English translation of the Caboto Forward Sale Agreement is filed as Exhibit 55.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

The information contained in Item 4 above concerning the Mediobanca Forward Sale Agreement, the JPMorgan Forward Sale Agreement and the Caboto Forward Sale Agreement is incorporated herein by reference.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
         -----------------------------------------------------------------------

         Reference is made to the Hopa Agreement (as that term is defined in Amendment No. 13 to the Statement on Schedule 13D). On January 27, 2005, each of Pirelli & C., Edizione Finance, Hopa, BCI and UCI entered into an agreement that amends the Hopa Agreement in certain respects (the "Hopa Agreement Amendment"), including by allowing those parties to acquire certain Telecom Italia Shares, provided that such acquisitions do not cause the aggregate number of Telecom Italia Shares held by Olimpia and its shareholders to exceed 30% of the total number of Telecom Italia Shares outstanding. Specifically (and subject to the limitation described in the previous sentence), the Hopa Agreement Amendment permits (i) Pirelli & C. to acquire up to

                                    (Page 7)

300,000,000 Telecom Italia Shares, and (ii) each of Edizione Finance (and/or Edizione Holding S.p.A.), Hopa, BCI and UCI to acquire up to 100,000,000 Telecom Italia Shares. A copy of a press release issued by each of Pirelli & C., Edizione Finance, Hopa, BCI and UCI regarding the Hopa Agreement Amendment is filed as Exhibit 56. A copy of an English translation of the Hopa Agreement Amendment is filed as Exhibit 57.

         On January 20, 2005, Olimpia pledged 920,892,723 Telecom Italia Shares (the "Pledge Shares") in favor of Banca di Roma S.p.A., BCI, Bipop Carire S.p.A., Banca di Sicilia S.p.A., Irfis Mediocredito della Sicilia S.p.A., MCC S.p.A., Unicredit Banca D'impresa S.p.A., Calyon S.A., Morgan Stanley Bank International Limited, Morgan Stanley Bank European Funding, Inc. and Societe Generale (collectively, the "Pledgees") pursuant to a pledge agreement, dated as of January 20, 2005. An English translation of the pledge agreement is filed as
Exhibit 58. The Pledge Shares secure certain obligations of Olimpia arising under a revolving credit facility agreement, dated as of January 12, 2005, by and among Olimpia and each of the Pledgees. A copy of the revolving credit facility agreement is filed as Exhibit 59. Under the revolving credit facility agreement, the Pledgees agree to lend to Olimpia an aggregate amount of up to 'E'2,400,000,000 on the terms and conditions set forth therein. Prior to January 20, 2005, the Pledge Shares were pledged in favor of BCI, Unicredit Banca Mobiliare S.p.A., Banca di Roma S.p.A., Banca CRT S.p.A. and Rolo Banca 1473 S.p.A. (collectively, the "Prior Pledgees") pursuant to the pledge agreement filed as Exhibit 19 to Amendment No. 10 to the Statement on Schedule 13D. On January 20, 2005, the Prior Pledgees released Olimpia, and discharged the Pledge Shares, from that the pledge agreement.


Item 7.  Material to be Filed as Exhibits
         --------------------------------

52. Forward Sale Agreement, dated as of December 24, 2004, between Olimpia and Mediobanca. [English translation]

53. Forward Sale Agreement, dated as of December 8, 2004, between Olimpia and JPMorgan. [English translation]

54.        Press release of Olimpia, dated as of January 23, 2005.

55. Forward Sale Agreement, dated as of January 27, 2005, between Olimpia and Caboto. [English translation]

56. Press release of Pirelli & C., Edizione Finance, Hopa, BCI and UCI, dated as of January 28, 2005.

57. Agreement, dated as of January 28, 2005, by and among Pirelli & C., Edizione Finance, Hopa, BCI and UCI. [English translation]

58. Pledge Agreement, dated as of January 20, 2005, by and among Olimpia and each of the Pledgees. [English translation]

                                    (Page 8)

59. Revolving Credit Facility Agreement, dated as of January 12, 2005, by and among Olimpia and each of the Pledgees.

                                    (Page 9)

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

52. Forward Sale Agreement, dated as of December 24, 2004, between Olimpia and Mediobanca. [English translation]

53. Forward Sale Agreement, dated as of December 8, 2004, between Olimpia and JPMorgan. [English translation]

54.        Press release of Olimpia, dated as of January 23, 2005.

55. Forward Sale Agreement, dated as of January 27, 2005, between Olimpia and Caboto. [English translation]

56. Press release of Pirelli & C., Edizione Finance, Hopa, BCI and UCI, dated as of January 28, 2005.

57. Agreement, dated as of January 28, 2005, by and among Pirelli & C., Edizione Finance, Hopa, BCI and UCI. [English translation]

58. Pledge Agreement, dated as of January 20, 2005, by and among Olimpia and each of the Pledgees. [English translation]

59. Revolving Credit Facility Agreement, dated as of January 12, 2005, by and among Olimpia and each of the Pledgees.

                                   (Page 10)

                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    February 17, 2005
                                            EDIZIONE HOLDING S.p.A.



                                            By: /s/ Gianni Mion
                                               --------------------------------
                                                Name:   Gianni Mion
                                                Title:  Chief Executive Officer


                                   (Page 11)

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    February 17, 2005

                                            EDIZIONE FINANCE INTERNATIONAL S.A.


                                                By: /s/ Gustave Stoffel
                                                   -----------------------------
                                                    Name:   Gustave Stoffel
                                                    Title:  Director


                                   (Page 12)

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Date:    February 17, 2005

                                            RAGIONE S.a.p.a DI GILBERTO
                                              BENETTON E C.


                                            By: /s/ Gilberto Benetton
                                               ---------------------------------
                                               Name:   Gilberto Benetton
                                               Title:  Chairman


                                    (Page 13)


                            STATEMENT OF DIFFERENCES

The Euro sign shall be expressed as.........................................'E'